

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Richard W. Gochnauer
Chief Executive Officer
United Stationers, Inc.
One Parkway North Boulevard, Suite 100
Deerfield, Illinois 60015-2559

  Re: **United Stationers, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2009
    File No. 001-10653

Dear Mr. Gochnauer:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        John Reynolds
        Assistant Director